SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  Schedule TO/A

               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934

                            (Name of Subject Company)

                 Nantucket Island Associates Limited Partnership

                       A Massachusetts limited partnership

                             at $7,500 Net Per Unit

                                       by

               Equity Resource Lexington Fund Limited Partnership,
                       a Massachusetts limited partnership

                          Equity Resources Group, Inc.
                               Eggert Dagbjartsson

                            Limited Partnership Units

                  Eggert Dagbjartsson, Executive Vice President
                          Equity Resources Group, Inc.
                                44 Brattle Street
                               Cambridge, MA 02138
                                 (617) 876-4800


                            Calculation of Filing Fee

================================================================================

         Transaction Valuation*                            Amount of Filing Fee
              $1,185,000                                       $237.00
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*    For purposes of calculating the filing fee only. This calculation assumes the purchase of 158 Units at a purchase price of $7,500 per Unit in the Partnership.

[x]  Check box if any part of the fee is offset as provided by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
--------------------------------------------------------------------------------

     Amount Previously Paid:    $237.00        Filing        Equity Resource
     Form of Registration No.:  Schedule TO    Party:        Lexington Fund
                                                             Limited Partnership

                                               Date Filed:   February 8, 2002
--------------------------------------------------------------------------------

================================================================================

                                 AMENDMENT NO. 1

         This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on February 8, 2002 (the "Schedule TO") by Equity Resource Lexington Fund Limited Partnership, a Massachusetts limited partnership, Equity Resources Group, Inc., a Massachusetts corporation, and Eggert Dagbjartsson, an individual (together, the "Purchaser") to purchase 158 units (the "Units") of limited partnership interests in Nantucket Island Associates Limited Partnership, a Massachusetts limited partnership (the "Partnership"), at $7,500 for each Unit, net to the seller in cash, without interest, less the amount of any distributions declared or paid from any source by the Partnership with respect to the Units after February 8, 2002 (without regard to the record date), upon the terms and subject to the conditions set forth in this Offer to Purchase (the "Offer to Purchase") and in the Agreement of Sale, as each may be supplemented or amended from time to time (which together constitute the "Offer"). The information contained in the Offer to Purchase is incorporated herein by reference. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

         COVER PAGE AND ITEMS 1, 4 and 12

         The Cover Page and Items 1, 4 and 12 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended as follows:

         Cover Page

         The boxed paragraph of the cover page of the Offer to Purchase is amended in its entirety to read as follows:

                  "THIS OFFER WILL EXPIRE AT 12:00 MIDNIGHT, EASTERN TIME, ON March 21, 2002, UNLESS THE OFFER IS EXTENDED."

         Item 1--Summary Term Sheet

         The sixth question of the Summary Term Sheet is amended in its entirety to read as follows:

                  "How long do I have to decide whether to tender in the offer?

                  You will have at least until 12:00 midnight, Eastern Time, on March 21, 2002, to decide whether to tender your units in the offer. In addition, if we decide to extend the offering period, as described below, you will have an additional opportunity to tender your units. See "THE OFFER--Section 3--Procedures for Tendering Units." Because the Purchaser is offering to purchase less than 100% of all units of the Partnership, there will be no "subsequent offering period.""

         Item 4--Terms of the Transaction

         The Offer

         The first paragraph of Section 1--"Terms of the Offer" is amended in its entirety to read as follows:

                  "Upon the terms and subject to the conditions of the Offer, the Purchaser will accept for payment and pay for up to 158 Units that are validly tendered on or prior to the Expiration Date (as defined below). The term "Expiration Date" means 12:00 midnight, Eastern Time, on March 21, 2002, unless the Purchaser extends the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest date on which the Offer, as so extended by the Purchaser, shall expire."

         Item 12--Exhibits

         The following is added as an Exhibit to the Schedule TO:

         (d)(1)   Press release dated March 7, 2002.

                                   SIGNATURES

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   March 7, 2002       Equity Resource Lexington Fund Limited
                             Partnership, a Massachusetts limited partnership

                             By:  Equity Resources Group, Inc., its Manager

                             By: /s/ Eggert Dagbjartsson
                                -----------------------------------------
                                Eggert Dagbjartsson
                                Executive Vice President


                             Equity Resources Group, Inc.


                             By: /s/ Eggert Dagbjartsson
                                -----------------------------------------
                                Eggert Dagbjartsson
                                Executive Vice President


                             By: /s/ Eggert Dagbjartsson
                                -----------------------------------------
                                Eggert Dagbjartsson

                                  EXHIBIT INDEX

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Exhibit No.                    Description
--------------------- -----------------------------------------------
(a)(1) -              Offer to Purchase, dated February 8, 2002*
--------------------- -----------------------------------------------
(a)(2) -              Transmittal letter, dated February 8, 2002*
--------------------- -----------------------------------------------
(a)(3) -              Agreement of Sale*
--------------------- -----------------------------------------------
(a)(4)                Summary Advertisement*
--------------------- -----------------------------------------------
(b) -                 Not applicable.
--------------------- -----------------------------------------------
(c) -                 Not applicable.
--------------------- -----------------------------------------------
(d)(1)-               Press Release dated March 7, 2002.
--------------------- -----------------------------------------------
(e) -                 Not applicable.
--------------------- -----------------------------------------------
(f) -                 Not applicable.
--------------------- -----------------------------------------------
(g)                   Not applicable
--------------------- -----------------------------------------------
(h)                   Not applicable.
--------------------- -----------------------------------------------
* Previously filed